Exhibit 99.1

FOR IMMEDIATE RELEASE

Aeterna Zentaris Announces Appointment of Interim Chief Financial Officer

Charleston, SC, September 25, 2017 - Aeterna Zentaris Inc. (NASDAQ & TSX: AEZS) a specialty biopharmaceutical company (the “Company”) announced effective today, September 25, 2017 that Jeffrey Whitnell has been appointed to the position of Interim Chief Financial Officer. Whitnell is an accomplished financial executive with a professional career spanning approximately 40 years in both large and small company environments working for various organizations in the life sciences and biopharmaceutical sectors. Mr. Whitnell brings extensive background in capital markets and corporate finance transactions. Most recently, he served as Vice-President, Finance & Controller of Lifewatch Services, Inc., a publicly traded medical device company servicing the cardiac monitoring market that was acquired by BioTelemetry, Inc. in July 2017. From April 2010 to March 2015, Mr. Whitnell served as Chief Financial Officer and Controller of Reliefband Medical Technologies, a private equity-backed medical device company and from June 2004 to June 2009 Whitnell served as CFO of Akorn, Inc., a then publicly traded specialty pharma company that was recently acquired by Fresenius Kabi. Prior to that, Mr. Whitnell held multiple senior finance positions with various companies, including Ovation Pharmaceuticals, Medichem Life Sciences, Akzo Nobel and Motorola,. He commenced his professional career as a staff auditor with Arthur Anderson & Co. Mr. Whitnell has a Bachelor’s of Science degree in Accountancy from the University of Illinois and a Master’s in Business Administration from the University of Chicago Booth School of Business.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel pharmaceutical therapies.  We are engaged in drug development activities and in the promotion of products for others.  We recently resubmitted an NDA to the FDA seeking approval of MacrilenTM, an internally developed compound. The focus of our business development efforts is the acquisition of licenses to products that are relevant to our therapeutic areas of focus.  We also intend to license out certain commercial rights of internally developed products to licensees in non-U.S. territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates.  Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products.  For more information, visit www.aezsinc.com.

Contact:

Michael V. Ward

Chief Executive Officer

IR@aezsinc.com

843-900-3223

Susan Reilly

1.312.600.6783

Susan.Reilly@reillyconnect.com